News Release

Alexco Outlines 2009 Surface Exploration Plans at Keno Hill

May 14, 2009 Vancouver, British Columbia -- Alexco Resource Corp. (TSX:AXR, NYSE-AMEX:AXU) (“Alexco” or the “Company”) is pleased to announce plans for its 2009 surface exploration program in the Keno Hill silver district, Yukon Territory. The surface program is in addition to the approximately 10,000 meter underground definition and exploration drilling program which is presently under way at the Bellekeno Mine. The aim of the 2009 surface exploration program is to expand on the success of the 2006 through 2008 district exploration work, enhance and expand the historical resource base for the district, and to define new zones of mineralization within the Company’s approximately 23,350 hectare Keno Hill land position.

2009 Keno Hill Exploration Program Highlights

  An approximate 10,000 to 12,000 meter surface drill program, scheduled to begin June 1, is planned for the Keno Hill Silver district project. This work will complement the approximately 10,000 meter Bellekeno underground drilling program currently in progress.

  Surface exploration work will focus at the Lucky Queen, Keno 700, Coral-Wigwam, Silver King and other historic mine areas. Exploration is also planned to test several targets in the hangingwall and along strike of the Bellekeno “48” vein where several parallel mineralized structures are known to exist.

  In addition to the systematic district-wide exploration work outlined above, the Company is initiating a new phase of district exploration to define “blind” targets, utilizing the recently digitized historical records from more than 35 mines in the Keno Hill silver district as well as ongoing district-wide structural geology studies.

  Underground definition and exploration drilling continues at the Bellekeno mine focusing on the three main resource zones: East, “99” and Southwest. Combined, the three areas contain an inferred resource totaling 537,000 tonnes grading 1,016 g/tonne silver, 0.4 g/tonne gold, 13.5% lead and 10.7% zinc (see news release dated January 30, 2008 entitled “Alexco Outlines New Zinc-Silver Zone at Bellekeno and Updates Resource Estimate”).

Head Office	T. 604 633 4888
Alexco Resource Corp.	F. 604 633 4887
200 Granville Street, Suite 1150
Vancouver, BC V6C 1S4
Canada

2009 District Surface Exploration Program

The 2009 Keno Hill surface exploration program will test a variety of priority targets including targets located east-northeast of the Bellekeno “48” vein in an area known to contain several hangingwall veins, some with historical development. Exploration drilling in 2007 tested one of these structures, the Eureka vein, and intersected 3.57 meters averaging 1,050 grams per tonne silver (hole K-07-0109, see news release dated January 30, 2008 entitled “Alexco Outlines New Zinc-Silver Zone at Bellekeno and Updates Resource Estimate”). Continued follow-up drilling is planned at Lucky Queen, where previous drilling identified high grade native silver mineralization occurring over a strike length of approximately 200 meters with grades up to 35,618 grams per tonne silver over 0.52 meters (see news release dated October 23, 2007 entitled “Alexco Announces High Grade Native Silver Intercept from Lucky Queen at Keno Hill”). Follow-up drilling is also planned for the historical Keno 700 silver-gold mine area, located approximately 2 kilometers east of Lucky Queen. Holes drilled during the 2008 program in this area, which historically produced 12.6 million ounces of silver, intersected gold mineralization grading up to 57.50 grams per tonne gold over 1.10 meters (see news release dated January 21, 2009 entitled “Alexco Announces Final 2008 Drill Results from Keno Hill Silver District: Gold-rich Intercepts Encountered at Historical Keno 700 Mine Area”). The Company also plans to test the historical Coral-Wigwam mine area, which is located along the projection of the Hector-Calumet mineralized structure. The historical Hector-Calumet mine, the largest mine in the district, produced more than 96 million ounces of silver at an average production grade of 35 ounces per ton silver. And as indicated above, the 2009 program will also focus on defining “blind” targets based on recently completed computer modeling of district-wide historical data as well as ongoing structural studies.

From June 2006 through 2008, Alexco has drilled 181 holes or approximately 45,000 meters on the Keno Hill Project (including 46 holes and 14,730 meters at the Bellekeno mine area) and flown 2,016 line kilometers of airborne geophysics, and has also compiled approximately 35,000 historical documents into a 300 gigabyte digital library/database. To date, 14 of approximately 35 known historical mine areas in the district have been drill tested, with approximately 40% of those recommended for follow-up drilling. In addition to the numerous lode silver and base-metal targets located throughout its 23,350 hectare property position, the Company is also evaluating select historical mine dumps and tailings deposits for mineral potential.

The technical information in this news release has been reviewed and approved by Stan Dodd, Vice President, Exploration for Alexco and a Qualified Person as defined by National Instrument 43-101.

Keno Hill Silver District History

Between 1921 and 1988, the Keno Hill Silver District produced more than 217 million ounces of silver with average grades of 40.5 ounces per ton silver, 5.6% lead and 3.1% zinc (Yukon Government's Minfile database). The historical production grades would rank Keno Hill in the top 3% by grade of today's global silver producers. The Keno Hill district is the second-largest historical silver producer in Canada.

About Alexco

Alexco's business is to unlock value and manage risk at mature, closed or abandoned mine sites through integration and implementation of the Company's core competencies which include management of environmental services, execution of mine reclamation and closure operations and if appropriate, rejuvenation of exploration and development activity.

For more information contact Clynton R. Nauman, President and Chief Executive Officer of Alexco, by telephone at 604-633-4888 or by email to info@alexcoresource.com or visit the Company's website at www.alexcoresource.com.

Some statements in this press release contain forward-looking information. These statements include, but are not limited to, statements with respect to the entering into of agreements, the closing of transactions and the expenditure of funds. These statements address future events and conditions and, as such, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of to be materially different from any future results, performance or achievements expressed or implied by the statements. Such factors include, among others, the timing of transactions, the ability to fulfill certain conditions, the ability to raise funds and the timing and amount of expenditures.